OPULOUS

Ard Adz Social Strategy - Opulous Socials

Key Dates

- Announcement Date: TBC
- Sale Date: TBC

Objectives

- Increase awareness of the S-NFT sale
- Increase Opulous brand awareness
- Increase Opulous social media following
- Increase Opulous engagement
- Increase Opulous mailing list
- Sell out S-NFT sale
- Gain as much coverage as possible from publications, influencers etc.
- Build user trust in the Opulous brand

KPIs

- Socials engagement
- Socials following increase
- Blog Visits
- Blog link clicks
- Website traffic
- Mailing list increase
- S-NFT sales
- S-NFT sale time

Traffic

- Prior to release driving traffic to our BLOG
- Release day onwards driving traffic to Republic deal page

OPULOUS

SOCIAL ASSETS BRIEFS & CAPTIONS*

*Assets and social copy subject to change & approval

NFT S-NFT INCOMING POST

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S-NFT

New sale incoming!

ASSETS


OPULOUS
S-NFT
NEW SALE
INCOMING!


S-NFT
NEW SALE
INCOMING!


OPULOUS
S-NFT
NEW SALE
INCOMING!


OPULOUS
S-NFT
NEW SALE
INCOMING!


OPULOUS
S-NFT
NEW SALE INCOMING!
OPULOUS
S-NFT
NEW SALE INCOMING!

TWITTER CAPTION

NEW S-NFT sale announcement coming TOMORROW 🥳

Who's ready? 🔥

$OPUL $ALGO #NFTs

INSTAGRAM CAPTION

NEW S-NFT sale announcement coming TOMORROW 🥳

Who's ready? 🔥

#Opulous #Algorand #NFTs

OPULOUS

PRE-ANNOUNCEMENT POST

IMAGE

Gif from Twitter of someone excited.

TWITTER COPY

Announcement coming 8PM UTC 🚀

Who's ready for #OPULSZN? Let us know in the comments 👇

$OPUL $ALGO #NFTs

ARD ADZ S-NFT SALE ANNOUNCEMENT

**VIDEO BRIEF **

https://docs.google.com/document/d/1Euy3KyNtV4RpUXJba1cViuLMIxK0uMZVbl8wshscOfY/edit#heading=h.ss3u2iyl370e

TWITTER CAPTION

🔥 NEW S-NFT SALE INCOMING 🔥

We are excited to announce 'Patek Myself' from @ArdAdz will be our next S-NFT launch coming on DATE TBC 🚀

It doesn't stop there. We're also introducing our FIRST ever generative artwork collection 🥳

Find out more ➡️ LINK TO BLOG

$OPUL $ALGO #NFTs

INSTAGRAM CAPTION

🔥 NEW S-NFT SALE INCOMING 🔥

We are excited to announce 'Patek Myself' from @ArdAdz will be our next S-NFT launch coming on DATE TBC 🚀

It doesn't stop there. We're also introducing our FIRST ever generative artwork collection 🥳

Find out more via Medium link in our bio 🔗

#Opulous #Algorand #NFTs

EARLY ACCESS POST

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S-NFT SALE

Get early access by holding OPUL tokens

****NOTES****

Text on the left and then fading into the image on the right

ASSETS


S-NFT SALE
Get EARLY ACCESS by holding OPUL tokens


S-NFT SALE
Get EARLY ACCESS by holding OPUL tokens


Get
EARLY ACCESS
by holding
OPUL
tokens

TWITTER CAPTION

We are giving $OPUL holders the chance to get EARLY ACCESS for our next S-NFT sale 🚀

Find out more ➡️ LINK TO BLOG

$ALGO #NFTs

INSTAGRAM CAPTION

We are giving $OPUL holders the chance to get EARLY ACCESS for our next S-NFT sale 🚀

Find out more via link in bio 🔗

$ALGO #NFTs

ARD ADZ INSTAGRAM LIVE ANNOUNCEMENT

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LIVE Q&A

ARD ADZ SPECIAL

DATE TBC @ 7PM UTC
Live on Instagram Live

Hosted by Joe Mason (Head of Artist Services, Opulous)

ASSETS (DATES SUBJECT TO CHANGE)


LIVE Q&A
ARD ADZ
SPECIAL


LIVE
LIVE Q&A
ARD ADZ
SPECIAL
February 24th @ 7PM UTC on Instagram Live


ARD ADZ
SPECIAL

TWITTER CAPTION

Join our Instagram Live with @ardadz tomorrow @ 7PM UTC 🔥

Learn more about our S-NFT launch, Generative Art Collection and MORE! 🚀

Follow here ➡️ bit.ly/Opulous_IG
Set a reminder via our Instagram Story 💡

$OPUL $ALGO #NFTs

INSTAGRAM CAPTION

Join our Instagram Live with @ardadz tomorrow @ 7PM UTC 🔥

Learn more about our S-NFT launch, Generative Art Collection and MORE! 🚀

Set a reminder via our Instagram Story 💡

See you there! 👏

#Opulous #Algorand #NFTs

OPULOUS

ARD ADZ INSTAGRAM LIVE - LIVE NOW POST

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LIVE NOW

Q&A with Ard Adz!

Join us on Instagram Live

Hosted by Joe Mason (Head Of Artist Services, Opulous)

ASSETS


OPULOUS
LIVE
LIVE NOW
Q&A WITH
ARD ADZ


OPULOUS
LIVE
LIVE NOW
Q&A WITH
ARD ADZ
Join us on Instagram Live


OPULOUS
LIVE NOW
Q&A WITH
ARD ADZ
Join us on Instagram Live

TWITTER CAPTION

Our Q&A has begun on our Opulous Instagram Live 🗣️

Join us and ask questions about our upcoming S-NFT sale with @ArdAdz 🚀

➡️ bit.ly/Opulous_IG

$OPUL $ALGO #NFTs

***INSTAGRAM CAPTION**

Our Q&A has begun on our Instagram Live 🗣️

Join us and ask questions about our upcoming S-NFT sale with @ArdAdz!

$OPUL $ALGO #NFTs

COMMON GENERATIVE ARTWORK ANNOUNCEMENT

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GENERATIVE ARTWORK COLLECTION

COMMON

ASSETS


OPULOUS
Common


OPULOUS
GENERATIVE ARTWORK COLLECTION
Common

OPULOUS


Common

TWITTER CAPTION

🎨 GENERATIVE ART INCOMING 🎨

The first 150 to invest at least $200 in our Patek Myself S-NFT sale will receive a unique Common level generative art #NFTs from our upcoming collection! 🥳

Early access for $OPUL holders 👀

➡️ LINK TO BLOG

$OPUL $ALGO

INSTAGRAM CAPTION

🎨 GENERATIVE ART INCOMING 🎨

The first 150 to invest at least $200 in our Patek Myself S-NFT sale will receive a unique Common level generative art #NFTs from our upcoming collection! 🥳

Early access for $OPUL holders 👀

Find out more via Medium link in our bio!

$OPUL $ALGO

OPULOUS

ARD ADZ NEW ARTIST POST

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NEW ARTIST

ARD ADZ

ASSETS


NEW ARTIST
ARD ADZ


OPULOUS
NEW ARTIST
ARD ADZ


OPULOUS
NEW ARTIST
ARD ADZ

TWITTER CAPTION

We can't wait for the upcoming S-NFT launch with @ardadz 🔥

Find out more ➡️ LINK TO BLOG

$OPUL $ALGO

INSTAGRAM CAPTION

We can't wait for the upcoming S-NFT launch with @ardadz 🔥

Find out more via link in bio!

#Opulous #Algorand #NFTs

RARE GENERATIVE ARTWORK ANNOUNCEMENT

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GENERATIVE ARTWORK COLLECTION

TIER: RARE

ASSETS


OPULOUS
GENERATIVE ARTWORK COLLECTION
Rare


OPULOUS
GENERATIVE ARTWORK COLLECTION
Rare


Rare

TWITTER CAPTION

⚡ RARE #NFT PERKS ⚡

The first 30 investors who invest at least $500 will receive:

🔥 Unique RARE level generative art #NFT
📀 Signed CD from Ard Adz
🎟️ 2 tickets to a Ard Adz headline show
👕 Limited Edition T-Shirt

Find out more ➡️

$OPUL $ALGO

***INSTAGRAM CAPTION**

⚡ RARE #NFT PERKS ⚡

The first 30 investors who invest at least $500 will receive:

🔥 Unique RARE level generative art #NFT
📀 Signed CD from Ard Adz
🎟️ 2 tickets to a Ard Adz headline show
👕 Limited Edition T-Shirt

Find out more via Medium link in bio 🔗

#Opulous #Algorand

OPULOUS

SUPER RARE GENERATIVE ARTWORK ANNOUNCEMENT

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GENERATIVE ARTWORK COLLECTION

SUPER RARE

ASSETS


OPULOUS
GENERATIVE ARTWORK COLLECTION
Super Rare


OPULOUS
GENERATIVE ARTWORK COLLECTION
Super Rare


GENERATIVE ARTWORK COLLECTION
Super Rare

TWITTER CAPTION

🔥 SUPER RARE #NFT PERKS 🔥

The first 10 investors who invest at least $2k will receive:
🔥 Unique SUPER RARE level art #NFT from our upcoming collection
🔊 @ArdAdz x Opulous customized speaker
🗣️ Zoom call with @ArdAdz
➕ All RARE perks

➡️ LINK TO BLOG

$OPUL $ALGO

INSTAGRAM CAPTION

🔥 SUPER RARE #NFT PERKS 🔥

The first 10 investors who invest at least $2k will receive:
🔥 Unique SUPER RARE level art #NFT from our upcoming collection
🔊 @ArdAdz x Opulous customized speaker
🗣️ Zoom call with @ArdAdz
➕ All RARE perks

Find out more via Medium link in bio.

#Opulous #Algorand

OPULOUS

ULTRA RARE GENERATIVE ARTWORK ANNOUNCEMENT

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GENERATIVE ARTWORK COLLECTION

ULTRA RARE

ASSETS


GENERATIVE ARTWORK COLLECTION
Ultra Rare


OPULOUS
GENERATIVE ARTWORK COLLECTION
Ultra Rare


Ultra Rare

TWITTER CAPTION

🚨 ULTRA RARE #NFT PERKS 🚨

The first TWO investors who invest at least $5k will receive:

🤯 A unique ULTRA RARE level artwork
🎶 Studio session with @ardadz
💯 ALL perks from SUPER RARE & ULTRA RARE TIERS.

Find out more ➡️

$OPUL $ALGO

INSTAGRAM CAPTION

🚨 ULTRA RARE #NFT PERKS 🚨

The first TWO investors who invest at least $5k will receive:

🤯 A unique ULTRA RARE level art NFT from the upcoming generative artwork collection
🎶 Studio session with @ardadz
💯 ALL perks from SUPER RARE & ULTRA RARE TIERS.

Find out more via link in bio!

#Opulous #Algorand

OPULOUS

SALE GOING LIVE IN 1 HOUR POST

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SALE STARTS IN

1 HOUR

Opulous logo

ASSETS


SALE STARTS IN
1 HOUR


SALE STARTS IN
1 HOUR

OPULOUS

TWITTER CAPTION

Early access ticket holders will be emailed soon with pre-sale access! 🥳

Pre-sale TBC PM UTC
General Sale: TBC PM UTC

Good luck everyone! 🎉

$OPUL

INSTAGRAM CAPTION

Early access ticket holders will be emailed soon with pre-sale access! 🥳

Pre-sale UTC
General Sale: UTC

Good luck everyone! 🎉

#Opulous

ARD ADZ 'PATEK MYSELF' SALE LIVE NOW

ASSET

Video voiceover brief - **in production:**
https://docs.google.com/document/d/1bXAElvu8NoPabGhMQza80l46AP25rYNVuhQ2C3vcRvE/edit#

TWITTER CAPTION

🔥 Patek Myslef S-NFT sale is LIVE 🔥

Buy here ➡️ LINK TO REPUBLIC DEAL PAGE
See T&Cs ➡️ LINK TO T&Cs

Good luck everyone! 🚀

#NFTs $OPUL $ALGO

INSTAGRAM CAPTION

🔥 Patek Myslef S-NFT sale is LIVE 🔥

Buy now via link in our bio!
T&Cs via link in our bio!

Good luck everyone! 🚀

#NFTs #Opulous #Algorand

OPULOUS

ALLOCATION NEARLY GONE POST

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Screenshot of the republic page

NOTES

https://twitter.com/opulousapp/status/1456270911565299723

TWITTER CAPTION

Wow. Over TBC% of the allocation has already gone!

Selling out QUICK 🔥

Buy here ➡️ LINK TO DEAL PAGE

LET'S GO! 🚀

$OPUL $ALGO

OPULOUS

SOLD OUT POST

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S-NFT POSTER with SOLD OUT

ASSETS


OPULOUS
SOLD OUT!


SOLD OUT!


SOLD OUT!

TWITTER CAPTION

🔥 SOLD OUT 🔥

Congrats to everyone who managed to get an S-NFT. Updates on minting are coming soon, so stay tuned!

Let us know in the comments if you managed to secure an S-NFT 🤩 ⤵️

$OPUL $ALGO @joinrepublic

INSTAGRAM CAPTION

🔥 SOLD OUT 🔥

Congrats to everyone who managed to get an S-NFT. Updates on minting are coming soon, so stay tuned!

Let us know in the comments if you managed to secure an S-NFT 🤩 ⤵️

$Opulous #Algorand @joinrepublic

Ard Adz: You've secured your S-NFT, so what's next?

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BLOG

You've secured your S-NFT, so what's next?

ASSETS


OPULOUS
BLOG
You've secured an S-NFT!
So, what's next?


OPULOUS
BLOG
You've secured
an S-NFT!
So, what's next?

TWITTER CAPTION

Our S-NFT sale of 'Patek Myself' by @ardadz has now finished, so we've rounded up all the key information you'll need to know 🙌

Find out what's next ➡️ LINK TO BLOG

$OPUL

INSTAGRAM CAPTION

Our S-NFT sale of 'Patek Myself' by @ardadz has now finished, so we've rounded up all the key information you'll need to know 🙌

Find out what's next via our Medium link in bio!

$OPUL

END OF DOCUMENT

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